Exhibit 99.6(c)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Expense Cap/Reimbursement Agreement (this “Agreement”) is entered into as of the        day of                   , 2010 (the “Effective Date”), between IronBridge Capital Management, L.P., a Delaware limited partnership (the “Adviser”) and IronBridge Funds, Inc. (the “Corporation”), on behalf of IronBridge Frontegra Small Cap Fund, IronBridge Frontegra SMID Fund, IronBridge Frontegra Global Fund, and IronBridge Large Cap Fund (collectively the “Funds” and individually a “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement (the “Investment Advisory Agreement”), between the Corporation on behalf of the Funds and the Adviser, and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Funds’ shares:

IronBridge Frontegra Small Cap Fund	1.10 ]%
IronBridge Frontegra SMID Fund	0.95%
IronBridge Frontegra Global Fund	1.00%
IronBridge Large Cap Fund	0.85%

The Adviser shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.

This Agreement shall continue in effect until the second anniversary of the Effective Date, and shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.  Notwithstanding the preceding sentence, this Agreement may not be terminated with respect to any Fund prior to the second anniversary of the Effective Date unless such termination is approved by the Corporation’s Board of Directors or the shareholders of the Fund in question.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

IRONBRIDGE CAPITAL MANAGEMENT, L.P.

By:	IronBridge Capital GP, Inc., its general partner

By:
Christopher Faber, its President

IRONBRIDGE FUNDS, INC.

By:
John G. Davis, President

Signature Page – Expense Cap/Reimbursement Agreement